                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE TO
                                (AMENDMENT NO. 2)
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              Alliance Health, Inc.
                       (Name of Subject Company (issuer))

                              Alliance Health, Inc.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))


                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    018601104
                      (CUSIP Number of Class of Securities)


                               Sharilyn B. Wilson
                             Chief Financial Officer
                              Alliance Health, Inc.
                             421 E. Airport Freeway
                               Irving, Texas 75062
                                 (972) 255-5533

      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)


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================================================================================

                            CALCULATION OF FILING FEE

================================================================================
     Transaction Valuation                      Amount of Filing Fee
--------------------------------------------------------------------------------
        $1,013,361 (a)                              $ 202.67 (b)
================================================================================

(a) Calculated as the aggregate maximum purchase price to be paid for 3,070,792 shares in the offer, based upon a price per share of $0.33, (b) Calculated as 1/50th of 1% of the Transaction Valuation.

|_| Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


      Amount Previously Paid:        N/A
      Form or Registration No.       N/A
      Filing Party:                  N/A
      Date Filed:                    N/A


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.
|X|   issuer tender offer subject to Rule 13e-4.
|X|   going-private transaction subject to Rule 13e-3.
|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                       2

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                             Introductory Statement

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO that relates to an offer by Alliance Health, Inc., a Delaware corporation ("Alliance"), to purchase for cash up to 3,070,792 of Alliance's issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated December 20, 2002 as amended January 8, 2003 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and are filed as exhibits to Amendment No. 1 to Schedule TO.

     This Amendment No. 2 is for the sole purpose of extending the Offer to midnight, February 28, 2003. All references to the expiration date of the Offer contained in the Offer to Purchase and related Letter of Transmittal shall mean midnight, February 28, 2003.


Item 12. Exhibits.

     (a)(5)(ii)  Letter to shareholders extending the Offer.


                                       3

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================================================================================

================================================================================
                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Alliance Health, Inc.


                                           By: /s/ S. J. Kechejian, M.D.
                                           Name: S. J. Kechejian, M.D.
                                           Title: President

Dated: January 30, 2003


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                                                             Exhibit (a)(5)(ii)



                              ALLIANCE HEALTH, INC.
                             421 E. Airport Freeway
                               Irving, Texas 75062
                                 (972) 255-5533
                               Fax (972) 256-4099







January 30, 2003



To All Alliance Health, Inc. Shareholders:


RE:      Tender Offer for Shares of Common Stock

Dear Shareholder:

The Company's offer to purchase your shares of common stock for $0.33 per share has been extended to midnight, February 28, 2003.


                                         Sincerely,



                                         Sharilyn B. Wilson
                                         Chief Financial Officer